November 29, 2007
Dear [Name of Stockholder]:
     Enclosed please find a supplement to the October 23, 2007 Offer to Exchange, as previously amended and supplemented on November 14, 2007, relating to the exchange offer in which Peter Kiewit Sons’, Inc., a Delaware corporation (the “Company”) is offering to exchange all of the outstanding shares of the Company’s $0.01 par value common stock (“Stock”) for an equal number of interests (“Interests”) to be issued under the Peter Kiewit Sons’, Inc. Employee Ownership Plan.
     The Company is offering you the opportunity to exchange all of your [___]* shares of Stock for [___]* Interests, on the terms and conditions set forth in the Offer to Exchange and the related letter of transmittal. Please read the offer to exchange, as amended and supplemented, carefully before you decide to participate in the exchange offer.
     If you decide to participate in the exchange offer, you should carefully complete the enclosed letter of transmittal and return it to us, together with any required documentation, by 11:59 p.m. Eastern U.S. time, on December 28, 2007. We cannot accept tenders of Stock received after that time. If we extend the exchange offer, you will have until the expiration of the extended exchange offer to tender your shares of Stock. If you tender your shares and later change your mind. you can withdraw your shares at any time prior to the time when we accept them for exchange. A current list of your Stock certificates is enclosed for your reference.
     If you have any questions regarding any of the enclosed materials, please feel free to call me at (402) 271-2977.

Sincerely,
/s/ Douglas A. Obermier
Douglas A. Obermier
Stock Registrar

*	This number will be calculated for each Company stockholder and will equal the number of shares such holder may tender in the exchange offer.